Rule 424(b)(3)
                                                   Registration No. 333-121067


PRICING SUPPLEMENT NO. 18 dated July 26, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PA68

ISIN:                           US52517PA685

Specified Currency:             Principal:      U.S. Dollars
                                Interest:       U.S. Dollars

Principal Amount:               $5,000,000

                                Total              Per Note
Issue Price:                    $5,000,000         100%
Agent's Commission:             $        0           0%
Proceeds to Lehman
   Brothers Holdings:           $5,000,000         100%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                          Lehman Brothers

Agent's Capacity:               [X ]  As principal        [  ]  As agent

Trade Date:                     July 26, 2005

Issue Date:                     August 17, 2005

Stated Maturity Date:           August 17, 2015, subject to Optional
                                Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day.

Date From Which
   Interest Accrues:            [X ]  Issue Date
                                [  ]  Other: _____________


[  ]   Fixed Rate Note

       Interest Rate per Annum:        _______%

[X ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds (Effective) Rate
                  [  ]  Federal Funds (Open) Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  EURIBOR
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From the Issue Date through August 16, 2006,
                                11.0%.

                                For each interest period from August 17, 2006 until the Stated Maturity Date, the product of the Interest Rate per Annum relating to the immediately preceding Interest Payment Date times the applicable Spread Multiplier, minus 3-Month LIBOR.

Spread Multiplier:              From August 17, 2006 through August 16, 2007:
                                   1.4
                                From August 17, 2007 until the Stated Maturity
                                   Date: 1.5

Initial Interest Rate:          Not applicable

Minimum Rate:                   0.00%

Maximum Rate:                   20.00%

3-Month LIBOR:                  Set in arrears each Interest Determination
                                Date, the offered rates (British Banker
                                Association) for deposits in U.S. dollars for a period of three months, commencing on such Interest Determination Date, which appears on Moneyline Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that Interest Determination Date. If
                                3-Month LIBOR cannot be determined on an Interest Determination Date as described above, then the Interest Rate Calculation Agent will determine LIBOR in the manner described in the Prospectus Supplement.

Interest Determination Dates:   3-Month LIBOR for each interest period will be
                                determined 5 London business days prior to the Interest Payment Date for that interest period.

Interest Payment Dates:         Each November 17, February 17, May 17, and
                                August 17, commencing on November 17, 2005, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                       [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment
                                Date, commencing on November 17, 2005. Notice of redemption will be given not less than ten
                                New York and London business days prior to the redemption date.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed or floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. You should consider the risk that the Interest Rate calculation provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate you receive will decrease as 3-Month LIBOR increases, and increase as 3-Month LIBOR decreases, because the interest rates on the Notes after the first Interest Payment Date will be determined by multiplying a spread multiplier by the interest rate relating to the previous Interest Payment Date and subtracting 3-Month LIBOR. Generally, as market rates increase, the market value of fixed rate debt instruments will decrease. Because the interest rate on the Notes will decrease as 3-Month LIBOR increases, and may decrease to zero, in some circumstances where 3-Month LIBOR sets above the previous coupon times the spread multiplier, the market value of the Notes can be expected to decrease to a much greater extent than the market rate of fixed rate notes if interest rates increase.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of 3-Month LIBOR, the method of calculating 3-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the availability of comparable instruments and the aggregate principal amount of the Notes. The level of 3-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 3-Month LIBOR in effect for the hypothetical Interest Determination Dates listed below, illustrates the variability of that rate:


Historical Levels of 3-Month LIBOR

Hypothetical LIBOR                       Hypothetical LIBOR
Observation Date     3-Month LIBOR       Observation Date     3-Month LIBOR

February 17, 1987    6.625               May 17, 1996         5.500
May 18, 1987         7.500               August 19, 1996      5.500
August 17, 1987      6.938               November 18, 1996    5.500
November 17, 1987    7.562               February 17, 1997    5.438
February 17, 1988    6.938               May 19, 1997         5.812
May 17, 1988         7.562               August 18, 1997      5.688
August 17, 1988      8.688               November 17, 1997    5.875
November 17, 1988    9.188               February 17, 1998    5.625
February 17, 1989    9.750               May 18, 1998         5.695
May 17, 1989         9.688               August 17, 1998      5.688
August 17, 1989      8.875               November 17, 1998    5.399
November 17, 1989    8.500               February 17, 1999    5.000
February 19, 1990    8.250               May 17, 1999         5.028
May 17, 1990         8.438               August 17, 1999      5.478
August 17, 1990      8.188               November 17, 1999    6.101
November 19, 1990    8.062               February 17, 2000    6.090
February 18, 1991    6.625               May 17, 2000         6.809
May 17, 1991         6.062               August 17, 2000      6.690
August 19, 1991      5.750               November 17, 2000    6.751
November 18, 1991    5.062               February 20, 2001    5.380
February 17, 1992    4.188               May 17, 2001         4.040
May 18, 1992         3.938               August 17, 2001      3.548
August 17, 1992      3.438               November 19, 2001    2.150
November 17, 1992    4.000               February 19, 2002    1.901
February 17, 1993    3.250               May 17, 2002         1.902
May 17, 1993         3.250               August 19, 2002      1.770
August 17, 1993      3.250               November 18, 2002    1.420
November 17, 1993    3.438               February 18, 2003    1.340
February 17, 1994    3.562               May 19, 2003         1.279
May 17, 1994         4.625               August 18, 2003      1.130
August 17, 1994      5.000               November 17, 2003    1.170
November 17, 1994    6.000               February 17, 2004    1.120
February 17, 1995    6.250               May 17, 2004         1.258
May 17, 1995         6.125               August 17, 2004      1.730
August 17, 1995      5.938               November 17, 2004    2.330
November 17, 1995    5.875               February 17, 2005    2.848
February 19, 1996    5.250               May 17, 2005         3.270


The historical experience of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes. Fluctuations in the level of 3-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.13%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and
(iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                Controllers Office
                Lehman Brothers Holdings Inc.
                745 Seventh Avenue
                New York, New York 10019
                (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax
Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


                        UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc.
("the Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;

* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and

* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefore more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.